                                                                    EXHIBIT 12.1

                           CLUB REGINA RESORTS, INC.

        Calculation of Fixed Charges and the Ratio of Net Income (Loss)
            before Mexican taxes, amortization of debt issue costs, original issue discount, and preferred dividends to Fixed Charges

                                 (In thousands)



                                                                                         Historic Data
                                                              --------------------------------------------------------------------
                                                                                             Seven and
                                  Pro Forma Data                                              one-half           Company's results
                            -------------------------                                          Months                for the
Description                 Years ended December 31,           Year ended December 31,         Ended               year ended
-----------                 -------------------------          ------------------------       August 18,            December 31,
                                 1996       1997                  1996         1997             1997                    1977
                                 ----       ----                  ----         ----          -----------          ----------------
Income (loss) before
  Mexican taxes............   $ (1,284)    $ 1,695              $ (9,767)    $(5,321)         $ 3,282                 $1,674

Fixed Charges:
  Cash interest............     13,650      13,250                10,357       2,537            2,827                  3,726
  Non cash interest........      2,278       2,259                   --          --               --                     551
  Preferred dividends......        619         619                   --          --               --                     232
                              --------     -------               --------    -------          -------                 ------
      Total................     16,547      16,128                10,357       2,537            2,827                  4,509

Income (loss) before
  Mexican taxes and
  fixed changes............     15,263      17,823                   590      (2,784)            (455)                 2,835
                              ========     =======               =======     =======          =======                 ======
Ratio of Income (loss) before
  Mexican taxes and
  fixed charges............        --          1.1x                  --                           --                     --

Amount that fixed charges
  exceed net income (loss)
  before Mexican taxes and
  fixed charges............   $   1,284                          $ 9,767     $ 5,321          $ 3,282                 $1,674
                              =========                          =======     =======          =======                 ======